SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

FreightCar America, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

357023100

(CUSIP Number)

Francisco Romero, Esq.

Av. Lázaro Cárdenas 435, Despacho 410

Colonia Zona Loma Larga Oriente, 66266

San Pedro Garza García, Nuevo León, México

+52 (81) 8336-4020

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357023100	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jesús Gil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 322,243
	8.	SHARED VOTING POWER 640,603
	9.	SOLE DISPOSITIVE POWER 322,243
	10.	SHARED DISPOSITIVE POWER 640,603

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 357023100	13D	Page 3 of 11 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fabricaciones y Servicios de México, S.A. de C.V. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,941,221
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,941,221
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,221
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 357023100	13D	Page 4 of 11 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alejandro Gil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 79,910
	8.	SHARED VOTING POWER 1,941,221
	9.	SOLE DISPOSITIVE POWER 79,910
	10.	SHARED DISPOSITIVE POWER 1,941,221
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,021,131
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 357023100	13D	Page 5 of 11 Pages

Item 1.                          Security and Issuer

(a)           This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of FreightCar America, Inc., a Delaware corporation (the “Issuer”).

(b)           The principal executive offices of the Issuer are located at 125 South Wacker Drive, Suite 1500, Chicago, Illinois 60606

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.                          Identity and Background

(a)           The persons and entities filing this Schedule 13D are Jesús Gil (“Jesús Gil”), Fabricaciones y Servicios de México, S.A. de C.V. (“Fasemex Mexico”), and Alejandro Gil (“Alejandro Gil”) (collectively, the “Reporting Persons”).  Jesús Gil is Vice President of Operations and a director of the Issuer. The directors and executive officers of Fasemex Mexico are set forth on Schedule I attached hereto.

(b)           The address of the principal place of business for each Reporting Person is as follows:

Jesús Gil:

Tepic 1100

Colonia California

Coahuila, 25780 México

Alejandro Gil and Fasemex Mexico:

Fabricaciones y Servicios de México, S.A. de C.V.

Carretera 57 Km 178

Castaños Coahuila, 25780 Mexico

(c)           The principal business of each of the Reporting Persons is as follows. Jesús Gil is the Vice President of Operations of the Issuer. Alejandro Gil is the Chairman and Chief Executive Officer of Fasemex Mexico. Fasemex Mexico is engaged in the mechanical, metal industry with trained personnel and equipment necessary for the manufacture, repair, machining, cutting assembly and coating of industrial parts, including rail cars.

(d)           During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of Jesús Gil and Alejandro Gil is a Mexican citizen.  Fasemex Mexico is organized in Mexico.

CUSIP No. 357023100	13D	Page 6 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration.

In September 2019, the Issuer, through its wholly owned subsidiary, FreightCar North America, LLC (f/k/a FCAI Holdings, LLC) (“FreightCar North America”), formed a 50-50 joint venture (the “Joint Venture”) with Fasemex Mexico, Fasemex, Inc. (the “Fasemex USA”), and Agben de Mexico, S.A. de C.V. (“Agben” and, together with Fasemex Mexico, the “MX Sellers”, and the MX Sellers, together with the Fasemex USA, the “Sellers”), to manufacture new railcars and convert existing railcars at a facility owned by Fasemex Mexico in Castaños, Mexico. On October 16, 2020, the Sellers entered into an equity purchase agreement with FreightCar North America (the “Equity Purchase Agreement”).

Pursuant to the Equity Purchase Agreement, FreightCar North America acquired from Sellers 50% of the outstanding equity interests (the “Seller Interests”) of FCA-Fasemex, LLC, a Delaware limited liability company (the “US JV”), FCA-Fasemex, S. de R.L. de C.V., an entity organized under the laws of Mexico (“Production JV”), and FCA-Fasemex Enterprise, S. de R.L. de C.V., an entity organized under the laws of Mexico (“Services JV,” and, collectively, with the Production JV and the US JV, the “ JV Companies”), which collectively represented the Joint Venture. The consideration for the Seller Interests included $172,500 in cash and the issuance of an aggregate of 2,257,234 shares of Common Stock (the “EPA Shares”). In addition, the Company and certain of its subsidiaries entered into several ancillary agreements as discussed in this Schedule 13D and the Issuer’s Form 8-K filed on October 19, 2020. The Equity Purchase Agreement contains certain customary representations, warranties, indemnities and covenants, including a non-competition covenant from the Sellers and their affiliates until the later of three years after closing and such time that the Sellers cease to beneficially own, in the aggregate, Common Stock equal to at least 5% of the issued and outstanding shares of Common Stock.

In tandem with the Equity Purchase Agreement, the Company entered into an investor rights agreement (the “Investor Rights Agreement”) and a royalty agreement (the “Royalty Agreement”) with the Sellers, and Fasemex Mexico entered into an amended and restated lease agreement (the “Lease Agreement”) with Production JV. Pursuant to the Investor Rights Agreement, the Sellers have the right to designate one nominee for election to the Issuer’s board of directors (the “Board”) for so long as the Sellers beneficially own in the aggregate, Common Stock equal to at least 5% of the issued and outstanding shares of the Common Stock. The director nominee initially designated by the Sellers is Jesús Gil, who has been appointed to the Board. Pursuant to the Investor Rights Agreement, Jesús Gil was also retained as the Vice President of Operations of the Issuer.

In addition, the Investor Rights Agreement provides the Sellers with the right to designate a non-voting observer to attend meetings of the Board and of committees of the Board, subject to customary limitations, for so long as the Sellers beneficially own, in the aggregate, common stock of the Company equal to at least 5% of the issued and outstanding shares of the Common Stock. The non-voting board observer initially appointed is Alejandro Gil.

The EPA Shares, which constitute substantially all of the shares of Common Stock owned collectively by the Reporting Persons, were issued to Fasemex Mexico, as to 1,941,221 shares, and to Agben, as to 316,013 shares. Jesús Gil owns 33% of Fasemex Mexico. Alejandro Gil owns 51%, and is the Chairman and Chief Executive Officer of, Fasemex Mexico. Jesús Gil is deemed to beneficially own 33%, and Alejandro Gil is deemed to beneficially own all, of the EPA Shares owned by Fasemex Mexico. Jesús Gil also owns 99.9% of Agben, and is deemed to beneficially own all of the EPA Shares owned by Agben. All of the EPA Shares were acquired in exchange for the Seller Interests, and the Reporting Persons did not pay cash consideration for any of the EPA Shares. Jesús Gil also owns 6,230 shares of Common Stock purchased using personal funds on the open market prior to the transactions under the Equity Purchase Agreement. Alejandro Gil also owns 79,910 shares of Common Stock purchased using personal funds on the open market prior to the transactions under the Equity Purchase Agreement. The Reporting Persons beneficially own an aggregate of 2,343,374 shares of Common Stock which equals approximately 15.1% of the outstanding shares of Common Stock.

Jesús Gil, on one hand, and Alejandro Gil and Fasemex Mexico, on the other hand, disclaim that they comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 Act, as amended.

CUSIP No. 357023100	13D	Page 7 of 11 Pages

Item 4. Purpose of Transaction.

The information provided in Item 3 is incorporated by reference into this Item 4.

Other than as described in this Schedule 13D, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of Common Stock that may be acquired by, directly or upon the exercise of stock options granted to, an affiliate of the Reporting Persons as compensation for service as a member of the Issuer’s board of directors;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

CUSIP No. 357023100	13D	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(b)       As of the date hereof and as more fully described in the cover pages and Item 3 above, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,343,374 shares of Common Stock with sole or shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such securities as follows:

D

Jesús Gil has sole power over 316,013 shares of Common Stock owned by Agben and the 6,230 shares of Common Stock owned directly by him, and shares power over 640,603 of the shares of Common Stock owned by Fasemex Mexico.

Alejandro Gil and Fasemex Mexico have shared power over 1,941,221 shares owned by Fasemex Mexico. Alejandro Gil has sole power over 79,910 shares of Common Stock owned directly by him.

The 2,343,374 shares of Common Stock beneficially owned by the Reporting Persons, as more fully described above, represent 15.1% of the issued and outstanding shares of Common Stock based on 15,534,829 shares of Common Stock outstanding as of October 19, 2020 as provided by the Issuer.

Jesús Gil, on one hand, and Alejandro Gil and Fasemex Mexico, on the other hand, disclaim that they comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 Act, as amended.

(c)        Except as described in Item 3 and Item 4 above, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty days.

(d)       None.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP No. 357023100	13D	Page 9 of 11 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

10.1

Equity Purchase Agreement, dated October 16, 2020, by and among FreightCar America, Inc., FreightCar North America, LLC (f/k/a/ FCAI Holdings, LLC) and Fabricaciones y Servicios de México, S.A. de C.V., Agben de Mexico, S.A. de C.V. and Fasemex, Inc. (incorporated by reference to Exhibit 10.1 of FreightCar America, Inc.’s Current Report on Form 8-K filed with the Commission on October 19, 2020 (File No. 000-51237)).

10.2	Investor Rights Agreement, dated October 16, 2020, by and between FreightCar America, Inc. and Fabricaciones y Servicios de México, S.A. de C.V., Agben de Mexico, S.A. de C.V. and Fasemex, Inc. (incorporated by reference to Exhibit 10.2 of FreightCar America, Inc.’s Current Report on Form 8-K filed with the Commission on October 19, 2020 (File No. 000-51237)).

99.1	Joint Filing Agreement dated as of October 26, 2020 by and among Jesús Gil, Fabricaciones y Servicios de México, S.A. de C.V., and Alejandro Gil.*

*Filed herewith.

CUSIP No. 357023100	13D	Page 10 of 11 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020	Jesús Gil

/s/ Jesús Gil

Fabricaciones y Servicios de México, S.A. de C.V.

	By:	/s/ Alejandro Gil
Name: Alejandro Gil
Title: Chief Executive Officer

Alejandro Gil

/s/ Alejandro Gil

CUSIP No. 357023100	13D	Page 11 of 11 Pages

SCHEDULE I

INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF FASEMEX MEXICO

The following table sets forth information about the members of the Board of Directors and executive officers of Fasemex Mexico as of October 26, 2020. The common business address for all the directors and executive officers of the Reporting Person is as follows: c/o Fabricaciones y Servicios de México, S.A. de C.V., Carretera 57 Km 178 Castaños Coahuila, 25780 Mexico.

Name and Country of Citizenship	Present Principal Occupation or Employment
Alejandro Gil Mexico	Chairman, Chief Executive Officer and Director
Alberto Delgadillo Prado Mexico	Chief Financial Officer
Jesús Gil Mexico	Secretary
Salvador Gil Mexico	Director